Exhibit 99.49

THIS GUARANTEE INDENTURE dated as of the 17th day of March, 2020

AMONG:

MIDAS GOLD CORP., a corporation existing under the laws of the Province of British Columbia,

(the “Guarantor”),

-and -

IDAHO GOLD RESOURCES COMPANY, LLC, a limited liability company existing under the laws of the State of Idaho,

(the “Issuer”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all of the provinces and territories of Canada

(the “Trustee”)

WHEREAS

A.	As at the date hereof, the Issuer has issued C$47,600,000 in aggregate principal amount of Notes (as defined below) pursuant to that certain trust indenture (the “Trust Indenture”) made as of the date hereof among the Issuer, the Guarantor and the Trustee.

B.	The Issuer is a wholly-owned Subsidiary (as defined below) of the Guarantor.

C.	Pursuant to the terms of this guarantee indenture (this “Guarantee”) the Guarantor has agreed to guarantee in favour of the Noteholders (as defined below) the payment of the Note Obligations (as defined below).

D.	All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Guarantee and to make the same legal, valid and binding upon the Guarantor.

E.	The foregoing recitals are made as representations and statements of fact by the Guarantor and not by the Trustee.

NOW THEREFORE, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Trust Indenture.

1.2	New Definitions

In this Guarantee, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

“Board of Directors” means the board of directors of the Guarantor or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by an officer of the Guarantor to have been duly passed by the Board of Directors and to be in full force and effect on the applicable date of such certification.

“Guarantor Event of Default” has the meaning specified in Section 4.2.

“Note Obligations” means all financial liabilities and obligations of the Issuer to the Noteholders in respect of the Notes, including the principal of, premium, if any, and interest on all Notes issued by the Issuer under the Trust Indenture from time to time when and as the same shall become due and payable, whether at maturity, upon redemption, acceleration or otherwise, and all other obligations and liabilities owing by the Issuer to the Trustee under the Trust Indenture, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of the Trust Indenture. For greater certainty, the Note Obligations of the Issuer to the Noteholders in respect of the Notes shall include the obligations to issue Freely Tradeable Common Shares in respect of a Common Share Interest Payment Election, or pursuant to a conversion of the Notes into Common Shares or an exercise of the Put Right.

“Officer’s Certificate” means a certificate in writing signed by any officer or director of the Guarantor.

1.3	Interpretation

In this Guarantee:

(a)	“this Guarantee”, “herein”, “hereof”, “hereby”, “hereto”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other provision hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

(b)	words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(c)	all references to Articles refer, unless otherwise specified, to Articles of this Guarantee;

(d)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Guarantee and reference to subsections or clauses refer to paragraphs in the same section as the reference or to clauses in the same subsection as the reference; and

(e)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings, Etc.

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Guarantee shall be construed in accordance with the laws of the Province of British Columbia and shall be treated in all respects as a British Columbia contract.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	No Recourse Against Others

A director, officer, employee or shareholder, as such, of the Guarantor shall not have any liability for any obligations of the Guarantor under this Guarantee or for any claim based on, in respect of, or by reason of, such obligations or its creation.

1.10	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Guarantee and all documents relating thereto be drawn up in the English language only.

Article 2
GUARANTEE

2.1	Guarantee

The Guarantor irrevocably, fully and unconditionally guarantees in favour of the Noteholders and the Trustee the due and punctual payment of the Note Obligations (without duplication of amounts theretofore paid by or on behalf of the Issuer), regardless of any defense (except for the defense of payment by the Issuer), right of setoff or counterclaim which the Guarantor may have or assert. The Guarantor’s obligation to pay a Note Obligation may be satisfied by payment to the Noteholders through the facilities of the Trustee. Section 2.12 of the Trust Indenture shall apply to any payment made by the Guarantor to the Noteholders pursuant hereto as if any reference to the “Company” therein were instead a reference to the Guarantor.

2.2	Waiver of Notice

The Guarantor hereby waives notice of acceptance of this Guarantee.

2.3	Guarantee Absolute

The Guarantor guarantees that the Note Obligations will be paid strictly in accordance with the terms of the Notes and this Guarantee within the time required by Sections 2.1 and 2.6, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Noteholders with respect thereto. The liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a)	any sale, transfer or assignment by any Noteholder of any Notes or any right, title, benefit or interest of such Noteholder therein or thereto;

(b)	any amendment or change in or to, or any waiver of, any of the terms of the Notes or the Trust Indenture;

(c)	any change in the name, objects, constitution, capacity, capital or the constating documents of the Guarantor;

(d)	any change in the name, objects, constitution, capacity, capital or the constating documents of the Issuer;

(e)	any partial payment by the Issuer, or any release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Notes to be performed or observed by the Issuer;

(f)	the extension of time for the payment by the Issuer of all or any portion of the Note Obligations or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Notes;

(g)	any failure, omission, delay or lack of diligence on the part of the Noteholders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Noteholders pursuant to the terms of the Notes, or any action on the part of the Issuer granting indulgence or extension of any kind;

(h)	the recovery of any judgment against the Issuer, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of the Issuer or the Guarantor, as applicable, any sale or other disposition of all or substantially all of the assets of the Issuer or the Guarantor, as applicable, or any judicial or extra-judicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting the Issuer, the Guarantor or any of the assets of the Issuer or Guarantor, as applicable;

(i)	any circumstance, act or omission that would prevent subrogation operating in favour of the Guarantor;

(j)	any invalidity of, or defect or deficiency in, the Notes or this Guarantee;

(k)	the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(l)	any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, the Issuer in respect of any of the Note Obligations, or the Guarantor in respect of any of the Note Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantor that its obligations in respect of the Note Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Note Obligations or as otherwise set out herein. The Noteholders shall not be bound or obliged to exhaust their recourse against the Issuer or any other Persons or to take any other action before being entitled to demand payment from the Guarantor hereunder.

There shall be no obligation of the Noteholders to give notice to, or obtain the consent of, the Guarantor with respect to the happening of any of the foregoing.

2.4	Continuing Guarantee

This Guarantee shall apply to and secure any ultimate balance due or remaining due to the Noteholders and the Trustee in respect of the Note Obligations and shall be binding as an absolute and continuing obligation of the Guarantor to the extent that a balance remains outstanding under the Note Obligations. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Note Obligations must or may be rescinded, is declared voidable, or must or may otherwise be returned by the Noteholders for any reason, including the insolvency, bankruptcy, dissolution or reorganization of the Issuer or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Issuer or any substantial part of its property, all as though such payment had not been made. If at any time the Issuer is precluded from making payment when due in respect of any Note Obligations by reason of any of the provisions of its constating documents or otherwise, such amounts shall nonetheless be deemed to be due and payable by the Issuer to the Noteholders for all purposes of this Guarantee and the Note Obligations shall be immediately due and payable to the Noteholders. This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5	Rights of Noteholders

The Guarantor expressly acknowledges that: (a) this Guarantee will be deposited with the Trustee to be held for the benefit of the Noteholders; and (b) the Trustee has the right to enforce this Guarantee on behalf of the Noteholders.

2.6	Guarantee of Payment

If the Issuer shall fail to pay any of the Note Obligations when due, the Guarantor shall pay to the Noteholders the Note Obligations immediately after demand made in writing by one or more Noteholders or the Trustee, but in any event within 15 days of any failure by the Issuer to pay the Note Obligations when due, without any evidence that the Noteholders or the Trustee have demanded that the Issuer pay any of the Note Obligations or that the Issuer has failed to do so.

2.7	Subrogation

The Guarantor shall have no right of subrogation in respect of any payment made to the Noteholders hereunder until such time as the Note Obligations have been fully satisfied. In the case of the liquidation, dissolution, winding-up or bankruptcy of the Issuer (whether voluntary or involuntary), or if the Issuer makes an arrangement or compromise or proposal with its creditors, the Noteholders shall have the right to rank for their full claim and to receive all interest or other payments in respect thereof until their claims have been paid in full, and the Guarantor shall continue to be liable to the Noteholders for any balance which may be owing to the Noteholders by the Issuer. The Note Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of the Noteholders to prove the whole or part of any claim against the Issuer. If any amount is paid to the Guarantor on account of any subrogation arising hereunder at any time when the Note Obligations have not been fully satisfied, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied against the Note Obligations.

2.8	Independent Obligations

The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Notes and that the Guarantor shall be liable as principal and as debtor hereunder to pay the Note Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (l), inclusive, of Section 2.3 and regardless of whether the Noteholders should make a demand upon the Guarantor or the Issuer. The Guarantor will pay the Note Obligations without regard to any equities between it and the Issuer or any defence or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or the Issuer may have.

2.9	Guarantor to Investigate Financial Condition of the Issuer

The Guarantor acknowledges that it has fully informed itself about the financial condition of the Issuer. The Guarantor assumes full responsibility for keeping fully informed of the financial condition of the Issuer and all other circumstances affecting the Issuer’s ability to pay the Note Obligations.

Article 3
COVENANTS

3.1	Existence

The Guarantor will do or cause to be done all things necessary to remain a corporation validly existing under the laws of the jurisdiction of its formation and licensed, registered or qualified to do business as a foreign, extra-provincial or extra-territorial corporation in each jurisdiction where such licensing, registration or qualification is necessary under Applicable Laws and in compliance in all material respects with all Applicable Laws of each such jurisdiction, and to preserve and keep in full force and effect its rights and franchises and the rights and franchises of its Subsidiaries.

3.2	Transfer of All or Substantially All of the Assets

The Guarantor will not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (a “Successor”) whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance or otherwise unless:

(a)	the Successor shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental to the Guarantee to evidence its agreement to assume all of the obligations of the Guarantor under this Guarantee (unless the assumption of such obligations arises by operation of law);

(b)	immediately after giving effect to such transaction, no Guarantor Event of Default, or event which, after notice or lapse of time or both, would become a Guarantor Event of Default, shall have happened and be continuing;

(c)	such transaction shall, in the opinion of Counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee or of the Noteholders under this Guarantee; and

(d)	the Guarantor shall have delivered to the Trustee an opinion of Counsel to the effect that such transaction complies with this Section 3.2 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Thereafter, the Successor will be substituted for the Guarantor under this Guarantee and the Guarantor will be released from all its liabilities and obligations under this Guarantee.

Article 4
TERMINATION AND REMEDIES

4.1	Termination of Guarantee

This Guarantee shall terminate upon the occurrence of the following events:

(a)	any of:

(i)	all of the outstanding Notes shall have been cancelled;

(ii)	all of the outstanding Notes shall have been converted into Common Shares in accordance with their terms and/or transferred to Midas pursuant to the exercise of the Put Rights;

(iii)	all of the Notes shall have been redeemed; or

(iv)	all of the Notes shall have been repaid;

and in each case, all Note Obligations shall be paid in full by the Issuer and/or the Guarantor, as the case may be; and

(b)	all other sums payable by the Issuer in respect of the Note Obligations have been paid.

Upon termination of this Guarantee the Trustee shall, subject to compliance by the Issuer with sections 10.4 and 10.5 of the Trust Indenture, upon request, and the expense, of the Guarantor, provide to the Guarantor written documentation acknowledging the termination of this Guarantee as it shall be advised by Counsel are requisite for that purpose.

Notwithstanding the termination of this Guarantee, the indemnification obligations of the Guarantor to the Trustee under Article 8 shall survive.

4.2	Right of Trustee to Enforce Payment

In the event that the Guarantor fails to pay the Note Obligations as required (a “Guarantor Event of Default”) pursuant to the terms of this Guarantee, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes issued and outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the Note Obligations then outstanding together with any other amounts due hereunder by such proceedings authorized by this Guarantee or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Guarantee or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Noteholders or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Guarantor or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Noteholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Noteholders with authority to make and file in the respective names of the Noteholders (if known) or on behalf of the Noteholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Noteholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such Noteholders, as may be necessary or advisable in the opinion of the Trustee, based on the advice of Counsel, in order to have the respective claims of the Trustee and of the Noteholders against the Guarantor or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided that nothing contained in this Guarantee shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised by Counsel shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Noteholders subject to the provisions of this Guarantee. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Guarantee, to which the Trustee shall be a party), the Trustee shall be held to represent all the Noteholders, and it shall not be necessary to make any Noteholders parties to any such proceeding.

4.3	Other Provisions

Except as herein otherwise expressly provided, any monies received by the Trustee from the Guarantor pursuant to the foregoing Sections of this Article 4, or as a result of legal or other proceedings or from any receiver, trustee in bankruptcy or liquidator of the Guarantor, shall be applied, together with any other monies in the hands of the Trustee available for such purposes, as follows:

(a)	first, to the payment or reimbursement to any of the Trustee, receiver, trustee in bankruptcy or liquidator, as applicable, of its compensation, costs, charges, expenses, borrowings, advances, or other monies furnished or provided by or at the instance of any of the Trustee, receiver, trustee in bankruptcy or liquidator, as applicable, in or about the execution of its trust or otherwise in relation to this Guarantee, with interest thereon as herein provided;

(b)	second, subject to the provisions hereinafter in this Section 4.3 provided, in payment of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium, if any, and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by extraordinary resolution passed as hereinafter provided and in that case in such order of priority as between principal, premium and interest as may be directed by such resolution; and

(c)	third, the surplus (if any) of such monies shall be paid to the Guarantor or its assigns;

provided, however, that no payment shall be made in respect of the principal, premium or interest of any Note held, directly or indirectly, by or for the benefit of the Guarantor, the Issuer or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Guarantor, the Issuer or any Subsidiary, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest of all Notes which are not so held.

Provided always that the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it is insufficient to make a distribution of at least 2% of the principal amount of the outstanding Notes but it may retain the money so received by it and deposit the same in its deposit department or in a chartered bank in Canada to its credit, together with any other monies for the time being under its control, shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner above set forth.

4.4	Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or reserved to the Noteholders, shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

4.5	Suits by Noteholders

No Noteholder shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Guarantee for the purpose of enforcing any rights on behalf of the Noteholders or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless: (a) such Noteholder shall previously have given to the Trustee written notice of the happening of a Guarantor Event of Default hereunder; (b) the Noteholders, by written instrument signed by the holders of at least 25% in principal amount of the Notes then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Noteholders, or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and funding and such notification, request and offer of indemnity and funding are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of any Noteholder; thereafter, in such case but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 4.2; it being understood and intended that no one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all.

4.6	Restoration of Rights and Remedies

If the Trustee or any Noteholder has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Noteholder, then and in every such case, subject to any determination in such proceeding, the Guarantor, the Trustee and the Noteholders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Noteholders shall continue as though no such proceeding had been instituted.

4.7	Waiver of Stay or Extension Laws

The Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Guarantee, and the Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

4.8	Undertaking for Costs

All parties to this Guarantee agree, and each Noteholder by acceptance thereof and by acceptance of the benefits hereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Guarantee, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable lawyers’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (a) any suit instituted by the Guarantor, (b) any suit instituted by the Trustee, (c) any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than 25% of the aggregate principal amount of the then outstanding Notes, or (d) any suit instituted by any Noteholder for the enforcement of the payment of the Note Obligations.

Article 5
MEETINGS OF NOTEHOLDERS

5.1	Meetings of Noteholders

The provisions of Article 13 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the Guarantor and the Trustee.

Article 6
NOTICES

6.1	Notices

The provisions of Article 14 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the parties hereto, except that the address for notice for each of the parties hereto shall be as follows:

(i)	to the Guarantor:

Midas Gold Corp.
890 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention:	Chief Executive Officer
Email:	squin@midasgoldcorp.com

with a copy (which shall not constitute notice) to:

Miller Thomson LLP

400 – 725 Granville Street

Vancouver, British Columbia V7Y 1G5

Attention:	Lucy H. Schilling
Email:	lschilling@millerthomson.com

(ii)	to the Issuer:

Idaho Gold Resources Company, LLC
Suite 201 - 405 S 8th Street

Boise, ID USA 83702

Attention:	Secretary
Email:	nelson@midasgoldinc.com

with a copy (which shall not constitute notice) to:

Holland & Hart LLP
800 W. Main Street
Suite 1750
Boise, ID 83702

Attention:	Nicole Snyder
Email:	ncsnyder@hollandhart.com

(iii)	to the Trustee:

Computershare Trust Company of Canada
3rd Floor – 510 Burrard St.
Vancouver, BC V6C 3B9

Attention:	General Manager, Corporate Trust
Email:	corporatetrust.vancouver@computershare.com

Article 7
SUPPLEMENTAL INDENTURES

7.1	Provisions for Supplemental Indentures for Certain Purposes

From time to time the Trustee, the Guarantor and the Issuer may, and they shall when required by this Guarantee, execute, acknowledge and deliver by their proper officers, indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	evidencing the succession, or successive succession, of Successors to the Guarantor or the Issuer and the covenants of and obligations assumed by such Successors in accordance with the provisions of Section 3.2;

(b)	giving effect to any Extraordinary Resolution passed in accordance with Article 5;

(c)	making such provisions not inconsistent with this Guarantee as may be necessary or desirable with respect to matters or questions arising hereunder and which, in the opinion of the Trustee, relying on the opinion of Counsel acting reasonably, it may be expedient to make, provided that the Trustee shall be of the opinion, relying on the opinion of Counsel, that such provisions and modifications will not be prejudicial to the interests of the Noteholders;

(d)	adding to the covenants of the Guarantor herein contained consistent with the provisions hereof for the protection of the Noteholders and/or providing for Events of Default in addition to those herein specified;

(e)	to ensure or further ensure that the Note Obligations are complied with consistent with the provisions hereof, which it shall have been advised by Counsel are required;

(f)	to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to this Guarantee and to add to or change any of the provisions of this Guarantee as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee with the consent of the Trustee, Midas and the Company, acting reasonably; or

(g)	to supplement any of the provisions of this Guarantee to such extent as shall be necessary to permit or facilitate the termination pursuant to Section 4.1 consistent with the provisions hereof; provided that in the opinion of the Trustee, acting reasonably and relying upon an opinion of Counsel, any such action shall not adversely affect and will not be prejudicial to the interests of the Noteholders in any material respect; or

(h)	for any other purpose not inconsistent with the terms of this Guarantee, including the correction or rectification of any errors, ambiguities or omissions in this Guarantee, provided that in the opinion of the Trustee, acting reasonably and relying on the opinion of Counsel, such modifications will not be prejudicial to the interests of the Noteholders.

Unless the supplemental indenture requires the consent or concurrence of Noteholders pursuant to Section 7.2, the consent or concurrence of Noteholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture as noted above. The Trustee may also, without the consent or concurrence of the Noteholders, by supplemental indenture or otherwise, concur with the Guarantor and the Issuer in making any changes or corrections in this Guarantee which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee, relying on the opinion of Counsel, the rights of the Trustee and of the Noteholders are in no way prejudiced thereby.

7.2	Supplemental Guarantees with Consent of Noteholders

With the consent of either (i) the Noteholders representing not less than a majority of the aggregate principal amount of all of the then outstanding Notes, or (ii) if a meeting of the Noteholders is called for obtaining such consent, Noteholders representing not less than a majority of the aggregate principal amount of all Notes represented at such meeting and voting in respect of such consent, the Guarantor, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Guarantee or of modifying in any manner the rights of the Noteholders under this Guarantee; provided, however, that no such supplemental indenture shall, without the consent of the Noteholders representing not less than 66⅔% of the aggregate principal amount of all of the then outstanding Notes or, if a meeting of the Noteholders is called for obtaining such consent, Noteholders representing not less than a majority of the aggregate principal amount of all Notes represented at such meeting and voting in respect of such consent, as the case may be,

(a)	reduce the percentage of the aggregate principal amount of the outstanding Notes required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Guarantee or certain defaults applicable hereunder and their consequences provided for in this Guarantee, or reduce the requirements for quorum or voting with respect to the Guarantee, or

(b)	modify any of the provisions of this Section, except to increase any such percentage or to provide that certain other provisions of this Guarantee cannot be modified or waived without the consent of each Holder.

7.3	Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 7, this Guarantee shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Guarantee for all purposes.

Article 8
CONCERNING THE TRUSTEE

8.1	Concerning the Trustee

The provisions of Article 15 and Section 9.11 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the Guarantor and the Trustee, including, but not limited to, all indemnities and protective clauses for the benefit of the Trustee.

8.2	Form of Documents Delivered to Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know that the certificate or opinion or representations with respect to the matters upon which his or her certificate or opinion is based are erroneous. Any such certificate or opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Guarantor stating that the information with respect to such factual matters is in the possession of the Guarantor, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Guarantee, they may, but need not, be consolidated and form one instrument.

Article 9
MISCELLANEOUS

9.1	Counterparts

This Guarantee may be executed in any number of counterparts (whether by fax or other electronic means), each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Guarantee.

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IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Guarantee as of the date first written above.

MIDAS GOLD CORP.

Per:
	Name:	Stephen Quin
	Title:	President and Chief Executive Officer

IDAHO GOLD RESOURCES COMPANY, LLC

Per:
	Name:	Chris Dail
	Title:	President

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title: